LANGUAGE ARTS CORP.

P.O. Box El Dorado
0819-11689
Panama, Republic de Panama

July 8, 2013

To:	Mara L. Ransom
Or Jacqueline Kaufman
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Language Arts Corp.
Registration Statement on Form S-1
Filed June 3, 2013
File No.: 333-189030

Dear Ms. Ransom:

Language Arts Corp., a Nevada corporation (the “Registrant”), has received and reviewed the Commission’s letter dated June 26, 2013 (the “SEC Letter”), pertaining to the Registrant’s Registration Statement on Form S-1 (the “Filing”) as filed with the Commission on June 3, 2013.  The following numbered responses correspond to those numbered comments as set forth in the SEC Letter.

General

1.

Please revise your disclosure throughout your filing to state that you are a shell company, as it appears from your disclosure that you have both nominal operations and no assets.  See Rule 405 of Regulation C.  Additionally, please disclose the consequences of that status, such as the restrictions on your ability to use registration statements on Form S-8, the limitations on the ability of your security holders to use Rule 144 and the potential reduced liquidity or illiquidity of your securities.  Also, please add a related risk factor.  Alternatively, tell us why you do not believe you are a shell company as defined by Rule 405 of Regulation C.

The Registrant has added disclosure to the “Prospectus Summary and Risk Factors,” on page 4, and has included a risk factor, on page 11, to discuss the limitations and restrictions imposed upon shell companies.

2.

Your disclosure indicates that you are a development stage company that intends to engage in the business of online language learning and translation services and products. We also note that you have not conducted any operations and have not earned any revenue from the business plan described in the prospectus. Accordingly, please revise your disclosure throughout your registration statement to comply with Rule 419 of Regulation C or provide us with your analysis for why Rule 419 does not apply to this offering.

The Registrant believes that Rule 419 of Regulation C promulgated under the Securities Act of 1933, as amended (the “Securities Act”), should not be applied to the Registration Statement.  As stated by the Commission, Securities Act Release No. 33-6932 provides for the scrutiny of “attempts to create the appearance that the registrant…has a specific business plan.”  Rule 419(a) provides that Rule 419 applies to registration statements filed under the Securities Act relating to offerings by blank check companies.  “Blank check company” is defined under Rule 419(a)(2)(i) as a company that, in part, is a “development stage company that…has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.”

United States Securities and Exchange Commission

Re: Language Arts Corp.

July 8, 2013

The Registrant acknowledges it has not generated any revenues, has not yet materially begun its planned principal operations and that its auditors have noted significant doubt about its ability to continue as a going concern; therefore the Registrant is a development stage company.  However, the Registrant has a defined business plan, as set forth in the registration statement, to sell software for individuals to learn new languages.  It should be noted that the Registrant affirms it is in continued pursuit of its business objectives and has no plans to engage in a merger or acquisition.  There, the Registrant believes that Rule 419 is not applicable.

3.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

The Registrant advises the Staff that no written communication have been provided to potential investors that are qualified institutional buyers or institutional accredited investors in reliance on Section 5(d) of the Securities Act.

Additionally, no research reports about the Registrant have been published or distributed in reliance on Section 2(a)(3) of the Securities Act by any broker or dealer, as there are neither participating in the offering.  If any such materials were to be used in the future in connection with the offering, the Registrant will provide copies of such materials to the Staff, supplementally.

4.

We note that you have not begun operations, generated any revenues, or developed your language conversion and learning software services or products. As applicable, please revise throughout your prospectus to remove statements that imply you have operations, revenue or assets that you do not have. As examples only, we note the following disclosure:

•

“We have limited operational history . . . .” (page 6)

•

“We cannot guarantee that we will be successful in maintaining our presence in the language translation and learning industry. . . .” (page 6)

•

“Increased competition could cause reduced revenue, price reductions, reduced gross margins and loss of market share.” (page 7)

•

“Strategies of our competitors may eliminate any competitive advantage that we may have in procuring subscribers.” (page 7)

•

“If we are not successful in developing these new services, our business, financial results and reputation may be harmed.” (page 7)

•

“Our network is subject to security and stability risks . . . .” (page 8)

•

“our network of facilities may be affected by a natural disaster. . . .” (page 9)

•

“The sector that we operate in is evolving and growing rapidly . . .” (page 18)

The registration statement has been revised, throughout, to remove all implications that the Registrant has operations, revenue or assets it does not currently have.

Registration Statement Cover Page 5

5.

On page 33, you disclose that you are a smaller reporting company. Please check the box to indicate you are a smaller reporting company.

The Registrant has assured the smaller reporting company box is checked on the amended registration statement.

United States Securities and Exchange Commission

Re: Language Arts Corp.

July 8, 2013

Prospectus Cover Page

6.

Please disclose the net proceeds from the offering for both the minimum and maximum amounts of the offering. Refer to Item 501(b)(3) of Regulation S-K.

The registration statement has been revised, accordingly.

7.

We note that the first column in your proceeds table is titled “Offered by Selling Stockholders.” Please reconcile or revise this in light of your disclosure that indicates you are issuing securities in a primary offering on behalf of your company. Your reference to “selling stockholders” on page 11 is also unclear.

The reference on the Prospectus Cover Page to Selling Stockholders has been revised to reflect that the shares are being offered by the Registrant.

Additionally, the risk factor, “Investors may be unable to sell their shares without complying with ‘Blue Sky’ regulations,” on page 12, has been revised to remove all references to Selling Stockholders.

8.

We note that you will deposit the proceeds of this offering in a separate bank account, established by you. Please describe the impact on investors of the fact that you have not arranged to place the funds from the offering in escrow or trust pending the achievement of the minimum offering, including the risk, if applicable, that your creditors could reach such funds. Please disclose whether your separate bank account will be located in the United States or elsewhere.

The Prospectus Cover Page of the registration statement has been revised, accordingly.

Prospectus Summary and Risk Factors, page 4

The Offering, page 4

9.

Please reconcile your disclosure that “all . . . checks are irrevocable” with your disclosure that investors will receive their “funds back if [you] do not raise the minimum amount of the offering within 365 days.”

The registration statement has been revised throughout to remove all references to subscription checks being irrevocable.

10.

You state here that you will deliver stock certificates attributable to shares of common stock purchased directly to the purchasers within 30 days of the close of the offering. We presume that you mean to state that you will deliver stock certificates after receiving the minimum amount of subscriptions and, thereafter, promptly following each subscription agreement you receive. Please revise or advise.

The Prospectus Summary and Risk Factors section, on page 5 of the registration statement, has been revised to state that the Registrant “…will deliver stock certificates attributable to shares of common stock purchased directly to the purchasers within 30 days after receiving the minimum amount of subscriptions and, thereafter, promptly following each subscription agreement received.”

Risk Factors, page 6

11.

We note that your independent accounting firm has expressed substantial doubt about your ability to continue as a going concern. Please include this as a risk factor under a separate risk factor heading and provide an estimate as to the amount of capital you will need to continue as a going concern over the next 12 months. Please also discuss the estimate of capital required in your Prospectus Summary.

The registration statement has been revised to include the risk factor, “Our independent accounting firm has expressed substantial doubt about our ability to continue as a going concern,” on page 7.

United States Securities and Exchange Commission

Re: Language Arts Corp.

July 8, 2013

12.

We note that you have not disclosed whether your sole officer and director has professional experience with e-commerce or online sales. Please add a risk factor addressing this risk to your business or tell us why this is not appropriate.

The registration statement has been revised to include the risk factor, “Because our sole officer and director has no experience with e-commerce and online sales, we may not generate material sales and we face a high risk of failure,” on page 7.

We may be unable to develop and maintain our online language learning properties., page 7

13.

Please clarify what you mean by the terms “online language learning properties” and “online property.”

The Registrant uses the collective term “properties” to refer to its proposed products, services or websites, and has caused to define the term on page 8 of the amended registration statement.

We may lose our sole officer and director without an employment agreement., page 7

14.

Please disclose what percentage of your sole officer and director’s time will be dedicated to your company’s business development and future operations.

The risk factor on page 8 of the registration statement has been revised, accordingly.

Our directors and officers are located in a non-United States jurisdiction and so you may have limited effective recourse against our management . . ., page 10

15.

Please revise your disclosure to reconcile it with your disclosure elsewhere stating that you have only one officer and director.

The registration statement has been revised throughout to assure consistency.

16.

As applicable, please provide disclosure regarding the risks associated with your bank account being located in a non-United States jurisdiction and how that might affect investors’ ability to enforce judgments and civil liabilities.

The Registrant has added a risk factor, on page 10, entitled “U.S. investors may have difficulty enforcing judgments and civil liabilities against Language Arts.”

Use of Proceeds, page 13

17.

Your summary of the use of proceeds on page 5 includes a reference to inventory, however, there is no such reference here. Please revise to clarify.

The Prospectus Summary, on page 5, has been revised to remove reference to the purchase of inventory.

Plan of Distribution, page 14

18.

Please describe Ms. Jaen’s experience in selling stock to potential investors, if any, and any related risks to this offering.

The Plan of Distribution, on page 16 of the registration statement, has been revised to disclose that Ms. Jaen has no prior experience selling stock to investors.

The Registrant attests that several risks related to the offering have already been disclosed under this section, including (i) lack of an existing public market, (ii) no assurance that any shares will be sold in the offering and (iii) potential lack of exemptions for resales of our stock.

United States Securities and Exchange Commission

Re: Language Arts Corp.

July 8, 2013

19.

We note your reference to a subscription agreement. Please file the form of subscription agreement as an exhibit to this filing. See Item 601(b)(10) of Regulation S-K.

The form of subscription agreement has been filed as Exhibit 99 to the amended registration statement.

Principal Services and Principal Markets, page 17

20.

Please revise throughout your prospectus to disclose the geographic market(s) in which you currently plan to conduct operations and market your services. Refer to Item 101(h)(4)(i) of Regulation S-K.

The registration statement has been revised on page 18 to state that it intends to target a worldwide audience for its proposed products and services.

21.

We note your reference to recorded music and video content in each of the last risk factors on pages 8 and 9. Please provide your reader context for the role that recorded music and video content may play in your proposed business.

The registration statement has been revised to remove reference to the inaccurate and erroneous disclosures.

Industry Background and Competition, page 18

22.

Please disclose the basis for your assertions under this heading that the “sector that we operate in is . . . growing rapidly.” Please disclose whether these statements are based upon management’s belief, industry data, reports, articles or any other source. If the statement is based upon management’s belief, please indicate that this is the case and include an explanation for the basis of such belief. Alternatively, if the information is based upon reports or articles, please disclose the source of the information in your filing and provide copies of these documents to us, appropriately marked to highlight the sections relied upon.

The Registrant acknowledges the statements are based solely upon management’s beliefs and has revised the disclosure to clearly state such on page 19 of the registration statement.

Government Regulation, page 18

23.

Please elaborate on the effect of existing or probable governmental regulations on the business, including discussion of the applicability of any foreign laws. See Items 101(h) (ix) of Regulation S-K.

The registration statement has been revised on page 19, accordingly.

Plan of Operation, page 32

24.

Clarify to what extent the three phases you describe here contemplate using proceeds from this offering, proceeds from the sale of shares to your founder or both, with a view to understanding how you intend to utilize the $20,000 proceeds you received from your founder.

The Plan of Operation, on page 34 of the registration statement, has been revised, accordingly.

25.

We note that you disclose on page 17 that you “do not have any saleable inventory and have not identified any specific products, manufacturers or suppliers.” Please tell us when you intend to do so in your plan of operation.

The Plan of Operation, on page 34 of the registration statement, has been revised, accordingly.

United States Securities and Exchange Commission

Re: Language Arts Corp.

July 8, 2013

Directors, Executive Officers, Promoters and Control Persons, page 33

26.

Please ensure that you include the age of your sole director and officer. Refer to Item 401(a) of Regulation S-K.

The registration statement has been revised, accordingly.

Background of Directors, Executive Officers, Promoters and Control Persons, page 34

27.

We note you have disclosed that Ms. Jaen is currently employed as a language professor with Spanish Panama. Please describe this company or institution, including its industries and services. See Item 401(e)(1) of Regulation S-K.

The registration statement has been revised on page 36, accordingly.

28.

We note you disclose on page 18 that Ms. Jaen “has experience in various business segments and industries.” Please elaborate on this statement in this section.

The Registrant has revised the disclosure to remove the statement.

Board Committees, page 34

29.

We note that Ms. Jaen is your President, Secretary, Treasurer and Director. Please explain your basis for determining that she is independent in accordance with the director independence standards and provide disclosure pursuant to Item 407(a) of Regulation S- K. Alternatively, revise your disclosure to state otherwise.

The registration statement has been revised on page 36, accordingly.

Information Not Required in Prospectus, page 38

Undertakings, page 39

30.

Please provide the undertaking set forth at Item 512(a)(6) of Regulation S-K.

The registration statement has been revised, on page 38, to provide the appropriate disclosure.

United States Securities and Exchange Commission

Re: Language Arts Corp.

July 8, 2013

In connection with the Registrant’s responding to the comments set forth in the SEC Letter, the Registrant acknowledges that:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your expedient and diligent review of this file.  If any further questions or comments should arise, feel free to contact Maria del Pilar Jaen at tel: (+1407) 374-1407.  Alternatively, you may contact Randall Brumbaugh, U.S. counsel for the Registrant, at tel: (626) 335-7750.

Sincerely,

/s/ Maria del Pilar Jaen

Maria del Pilar Jaen

President

Enclosures